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                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                            TERM LIFE INSURANCE RIDER

DESCRIPTION: This rider is part of the policy to which it is attached if it is shown in the specifications page of the policy. The insured under this rider is shown on the Term Insurance Schedule Page.

BENEFIT: We will pay the term insurance benefit upon receipt of due proof that the insured died prior to the term expiry date, while the rider is in force. Unless otherwise requested, the term insurance benefit will be paid to the same beneficiary who receives the policy's net death benefit.

The amount of the term insurance benefit may vary. The benefit will be determined on each monthly processing date while the rider is in force. The term insurance benefit amount will be the lesser of:

-    the term insurance amount (as shown in the Term Insurance Schedule Page);
     or

- the term insurance amount less the excess of the minimum death benefit of the policy over the policy face amount (plus the policy value if the Death Benefit Option 2 is in effect).

The Term Insurance Schedule Page will display the following information:

-    the name and age of the insured;

-    the term insurance amount;

-    the effective date of the term insurance;

-    the term expiry date.

CHANGE PROVISIONS: You may decrease the amount of term insurance if the request is made:

-    during the lifetime of the insured; and

-    in writing while the policy and term rider are in force

A request to decrease the amount of term insurance will be effective on the monthly processing date following the date of the written request. A supplemental Term Insurance Schedule will be issued. The schedule will include the following information:

-    effective date of the decrease in amount of term insurance.

- the amount of the decrease in term insurance, and the remaining term insurance amount.

-    the remaining term insurance amount.

The company reserves the right to establish a minimum limit for the amount of any decrease.

CONTESTABILITY: Except for failure to pay premiums, this rider cannot be contested after the term insurance has been in force during the insured's lifetime for two years from the date of issue.

SUICIDE EXCLUSION: The risk of suicide of the insured within two years of the issue date of this rider is not assumed. The beneficiary will receive the sum of the term charges paid.

MISSTATEMENT OF AGE OR SEX: If the age or sex of the insured is misstated, the amount payable under this rider will be such that the charges paid on the last monthly processing date would have purchased at the insured's correct age or sex.

CHARGES: The maximum monthly term insurance charge will be the term rider benefit amount as of the current monthly processing date, divided by 1,000 and multiplied by the term insurance rate shown in the Term Insurance Schedule.

FORM 1103.NY-01                       1

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We determine the actual monthly term insurance charges subject to the guarantees noted in this rider. Any changes in these charges and rates will be made by Underwriting Class only, and will be based on changes in our future expectations for such things as: our investment earnings, our expenses, life expectancy rates, and how many policy owners keep their policies. In any event, rates will be reviewed not more often than once each year, but no less than once in a five-year period.

Any changes in costs, formulas or pricing assumptions for new and in-force policies and riders must be approved, or are in accordance with criteria approved by the company's board of directors or a committee thereof. Cost factors will be determined in accordance with procedures and standards on file with the Superintendent of Insurance of the State of New York.

Charges for this rider are payable as part of the monthly deduction due under this policy.

The maximum term charges for each year are shown in the Term Insurance Schedule page. The maximum term charges are based on:

- the Commissioners 1980 Standard Ordinary Mortality Table, Male or Female (Smoker or Non-smoker versions of these tables are used if the insured is over age 17 year of age on the date of issue), and

-    the appropriate increases in such tables for rated risks.

TERMINATION:  This rider will terminate on the first to occur of:

-    the end of the grace period; or

-    the termination or maturity of the policy; or

-    the monthly processing date following a request for termination; or

-    the term expiry date.

GENERAL: The Term Insurance Schedule page will show the date of issue of this rider.

Except as otherwise provided, all conditions and provisions of the policy apply to this rider.


               Signed for the Company at Worcester, Massachusetts

   /s/ JOHN F. O'BRIEN                /s/ CHARLES F. CRONIN
         President                            Secretary

FORM 1103.NY-01                       2